082-00034

SUPPL

ASX/Media Release

Santos

09045486

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

5 March 2009

Reindeer Project Update

Santos today announced that Apache as operator of the Reindeer Project Joint Venture has signed a contract with Clough Projects Australia for the Engineering, Procurement and Fabrication of the onshore gas plant at Devil Creek near Dampier in Western Australia.

The signing of this contract satisfies the condition precedent contained in the Gas Sales Agreement signed with Sino Iron (a subsidiary of CITIC Pacific Limited) in January 2009. The Reindeer Joint Venture will develop the Reindeer field to supply gas under this Gas Sales Agreement from the second half of 2011. The gas will be used for the Sino Iron project, a world scale magnetite mining project in Western Australia, along with other customers.

The gas would be supplied from the Reindeer gas field through a new 105 kilometre offshore pipeline and a new onshore sales gas processing facility at Devil Creek. The Reindeer project will have the capacity to produce 215 TJ of gas per day.

Santos has a 45% interest in the Reindeer field and Devil Creek gas plant. The remaining interest is held by Apache Northwest Pty Ltd (55% and operator).

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

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Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8116 5000 Facsimile: +61 8 8116 5131
www.santos.com

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

5 March 2009

Reindeer Project Update

Santos today announced that Apache as operator of the Reindeer Project Joint Venture has signed a contract with Clough Projects Australia for the Engineering, Procurement and Fabrication of the onshore gas plant at Devil Creek near Dampier in Western Australia.

The signing of this contract satisfies the condition precedent contained in the Gas Sales Agreement signed with Sino Iron (a subsidiary of CITIC Pacific Limited) in January 2009. The Reindeer Joint Venture will develop the Reindeer field to supply gas under this Gas Sales Agreement from the second half of 2011. The gas will be used for the Sino Iron project, a world scale magnetite mining project in Western Australia, along with other customers.

The gas would be supplied from the Reindeer gas field through a new 105 kilometre offshore pipeline and a new onshore sales gas processing facility at Devil Creek. The Reindeer project will have the capacity to produce 215TJ of gas per day.

Santos has a 45% interest in the Reindeer field and Devil Creek gas plant. The remaining interest is held by Apache Northwest Pty Ltd (55% and operator).

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

END